PATRIOT BANK CORP.

             Offer To Purchase For Cash Up to 750,000 Shares of its
               Common Stock at a Purchase Price not in excess of
                     $18.00 nor less than $16.50 Per Share


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN
          TIME, ON MONDAY, JULY 28, 1997, UNLESS THE OFFER IS EXTENDED.


     Patriot Bank Corp., a Delaware corporation (the "Company"), invites its shareholders to tender shares of its common stock, $.01 par value per share (the "Shares"), at prices not in excess of $18.00 nor less than $16.50 per share in cash, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine the single per Share price, not in excess of $18.00 nor less than $16.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 750,000 Shares (or such lesser number of Shares as are validly tendered at prices not in excess of $18.00 nor less than $16.50 per Share). All Shares validly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     The Shares are quoted on the Nasdaq National Market ("Nasdaq/NMS"). On June 26, 1997, the last full trading day on the Nasdaq/NMS prior to the day of the announcement of the offer, the closing per Share sales price was $16 5/8.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     Any shareholder wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to Registrar & Transfer Company (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry delivery set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Any shareholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry delivery or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3. SHAREHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHICH PRICE OR PRICES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Kissel-Blake Inc. (the "Information Agent"), at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, Letter of Transmittal, or Notice of Guaranteed Delivery may also be directed to brokers, dealers, commercial banks or trust companies.

     The Date of this Offer to Purchase is June 27, 1997

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                                                  PAGE
-------                                                                                                  ----
INTRODUCTION..........................................................................................     1

THE OFFER.............................................................................................     2

       1.  Number of Shares; Proration................................................................     2

       2.  Background and Purpose of the Offer........................................................     3

       3.  Procedures for Tendering Shares............................................................     4

       4.  Withdrawal Rights..........................................................................     6

       5.  Purchase of Shares and Payment of Purchase Price...........................................     7

       6.  Certain Conditions of the Offer............................................................     8

       7.  Extension of the Offer; Termination; Amendment.............................................     9

       8.  Price Range of Shares; Dividends...........................................................     9

       9.  Source and Amount of Funds.................................................................    10

      10.  Certain Information Concerning the Company.................................................    10

           Selected Consolidated Financial Information................................................    11

           Unaudited Pro Forma Financial Information..................................................    13

      11.  Interest of Directors and Executive Officers;
             Transactions and Arrangements Concerning Shares..........................................    17

      12.  Effects of the Offer on the Market for Shares; Registration under the Exchange Act.........    17

      13.  Certain Federal Income Tax Consequences....................................................    18

      14.  Fees and Expenses..........................................................................    20

      15.  Additional Information.....................................................................    21

      16.  Miscellaneous..............................................................................    21

SCHEDULE I............................................................................................   I-1

To the Holders of Common Stock of
Patriot Bank Corp.:

                                  INTRODUCTION

     Patriot Bank Corp., a Delaware corporation (the "Company"), invites its shareholders to tender shares of its common stock, $.01 par value per share (the "Shares"), at prices, net to the seller in cash, not in excess of $18.00 nor less than $16.50 per Share, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine the single per Share price, not in excess of $18.00 nor less than $16.50 per share (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 750,000 shares (or such lesser number of Shares as are validly tendered). All Shares acquired in the offer will be acquired at the Purchase Price. All Shares validly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and conditions of the Offer, including the proration provisions.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 750,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy shares on a pro rata basis from all shareholders who validly tender at prices at or below the Purchase Price (and did not withdraw them prior to the expiration of the Offer). See Section 1. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration, will be returned at the Company's expense to the shareholders who tendered such Shares.

     The Purchase Price will be paid net to the tendering shareholder in cash for all Shares purchased. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company.

     HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING. SEE SECTION 3 OF THIS OFFER TO PURCHASE AND INSTRUCTION 12 OF THE LETTER OF TRANSMITTAL. The Company will pay all fees and expenses of Registrar & Transfer Company (the "Depositary") and Kissel-Blake Inc. (the "Information Agent") incurred in connection with the Offer. See Section 14.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHICH PRICE OR PRICES.

     As of June 26, 1997, there were 4,076,502 Shares outstanding and 425,061 Shares issuable upon exercise of stock options under the Company's stock option plans. The 750,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 18% of the outstanding Shares. The Shares are quoted on the Nasdaq National Market ("Nasdaq/NMS"), under the symbol "PBIX." On June 26, 1997, the last full trading day on the Nasdaq/NMS prior to the day of the announcement of the Offer, the closing per Share sale price was $16 5/8. Shareholders are urged to obtain current market quotations for the Shares. See
Section 8.

                                   THE OFFER

1. Number of Shares; Proration.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 750,000 Shares or such lesser number of Shares as are validly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices not in excess of $18.00 nor less than $16.50 net per Share in cash. The term "Expiration Date" means 5:00 p.m., Eastern time, on Monday, July 28, 1997, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. In the event of an oversubscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

     The Company will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (not greater than $18.00 nor less than $16.50 per share) that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select a single per Share Purchase Price that will allow it to buy 750,000 Shares (or such lesser number as are validly tendered at prices not greater than $18.00 nor less than $16.50 per Share) pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer.

     If (i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 7, the Offer will be extended for at least ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must specify the price, not in excess of $18.00 nor less than $16.50 per Share, at which they are willing to sell their Shares to the Company. Shares validly tendered pursuant to the Offer at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

     In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares shall be based on the ratio of the number of Shares tendered by such shareholder to the total number of Shares tendered by all shareholders at or below the Purchase Price. Because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven over-the-counter ("OTC") trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. Background and Purpose of the Offer.

     The Offer is designed to increase return on equity and earnings per share by redeploying a portion of the Company's equity capital. The Offer is consistent with the Company's ongoing growth strategy, which has included growth of its retail and commercial banking activities, as well as the purchase of investment and mortgage-backed securities funded primarily by Federal Home Loan Bank borrowings and open market purchases of Shares. Following completion of the Offer, the Company and its wholly owned subsidiary, Patriot Bank (the "Bank"), will continue to have strong capital positions and will continue to qualify as "well capitalized" institutions under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991. On a pro forma basis as of March 31, 1997, giving effect to the Offer at the maximum Purchase Price of $18.00 per Share and assuming acceptance of the maximum number of Shares in the Offer, the Company would have had an equity to assets ratio of 5.95%. On June 5, 1997, Patriot Capital Trust I issued $19.0 million of 10.30% Capital Securities (the "Capital Securities") and used the proceeds to purchase from the Company $19.0 million of 10.30% Junior Deferrable Interest Debentures. A portion of the Capital Securities qualify as Tier I capital of the Company. After giving pro forma effect to the issuance of the Capital Securities and the repurchase of 750,000 Shares at $18.00 per share, the Company's leverage ratio would be 7.52%.

     The Offer will enable shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. The Offer will increase the Company's leverage, with an attendant increase in the risks and rewards for persons who retain a continuing equity interest in the Company. In addition, persons who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to increased risks resulting from higher leverage and to the Company's ability to issue additional Shares or other equity securities in the future.

     The Offer may provide shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $18.00 nor less than $16.50 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer also gives shareholders the opportunity to sell Shares at prices greater than market prices prevailing prior to announcement of the Offer. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders may be reduced. For shareholders who do not tender, there is no assurance that the Company's growth strategy will be successful or that the price of the stock will not trade below the price currently being offered by the Company pursuant to the Offer. For shareholders who do tender, the trading price of the Shares may increase as a result of the Offer and the Company's growth strategy. Finally, the Offer may affect the Company's ability to qualify for pooling-of-interests accounting treatment for any acquisition transaction for approximately the next two years.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

     Following completion of the Offer, the Company may repurchase additional Shares in the open market, in privately negotiated transactions or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. Rule 13e-4 under the Securities Exchange Act of 1934, as amended ("Exchange Act") prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be held in the Company's treasury and will be available for the Company to issue without further shareholder action (except as required by applicable law or the rules of the Nasdaq/NMS). Such Shares could be issued without shareholder approval for such purposes as, among others, the acquisition of other businesses, or the raising of additional capital for use in the Company's business.

3. Procedures for Tendering Shares.

     Proper Tender of Shares. For Shares to be validly tendered pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry delivery set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m., Eastern time, on the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or
(b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, SHAREHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.0625) AT WHICH THEIR SHARES ARE BEING TENDERED. SHAREHOLDERS WHO DESIRE TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE A SEPARATE LETTER OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE TENDERED, PROVIDED THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company or The Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an eligible guarantor institution (bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program) pursuant to Rule 17Ad-15 promulgated under the Exchange Act (an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at each Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding on payments made to shareholders for Shares purchased pursuant to the Offer, each shareholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the shareholder's correct taxpayer identification number and provide certain other information by completing the substitute Form W-9 included in the Letter of Transmittal. Foreign shareholders may be required to submit Form W-8, certifying non-United States status, to avoid backup withholding. See Instructions 12 and 13 of the Letter of Transmittal. For a discussion of certain federal income tax consequences to tendering shareholders, see Section 13.

     Withholding For Foreign Shareholders. The Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a foreign shareholder or his agent unless the Depositary determines that an exemption from or a reduced rate of withholding is available pursuant to a tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. In order to obtain an exemption from or a reduced rate of withholding pursuant to a tax treaty, a foreign shareholder must deliver to the Depositary a properly completed Form 1001 (or any related successor form). For this purpose, a foreign shareholder is a shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States trustees have authority to control all substantial decisions relating to the trust. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed Form 4224 (or any related successor form). The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., Form 1001 or Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid excess withholding. A foreign shareholder may be eligible to obtain a refund of tax withheld if such shareholder meets one of the three tests for sale treatment described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates are not immediately available (or the procedures for book-entry delivery cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Depositary receives by hand, mail, telegram or facsimile transmission, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry delivery of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three (3) OTC trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     If any tendered Shares are not purchased, or if less than all shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry delivery at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act, and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise, and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

     Except as otherwise provided in this Section 4, the tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 midnight, Eastern time, on Monday, August 25, 1997.

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry delivery set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such Book-Entry Transfer Facility. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

     Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price.

     Upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price it will pay for the Shares validly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at prices at or below the Purchase Price as promptly as practicable following the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted (and therefor purchased) Shares which are tendered at or below the Purchase Price and not withdrawn (subject to the proration provisions of the Offer) when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 750,000 Shares (subject to increase or decrease as provided in Section 7) or such lesser number of Shares as are validly tendered at prices not in excess of $18.00 or less than $16.50 per Share and not withdrawn as permitted in Section 4.

     The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven OTC trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry delivery, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering shareholder as promptly as practicable after the Expiration Date without expense to the tendering shareholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING. SEE SECTION 3 OF THIS OFFER TO PURCHASE AND INSTRUCTION 12 OF THE LETTER OF TRANSMITTAL. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

6. Certain Conditions of the Offer.

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see Section 7), if at any time on or after June 27, 1997 and prior to the time of payment for any such shares any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which:
     (1) challenges the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to the Offer or (2) in the Company's sole judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any claim, action or proceeding threatened, pending or taken, or any consent, license, authorization, permit or approval withheld, or any law, statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable to the Offer or the Company, by or before any court or any government or governmental, regulatory or administrative agency or authority (federal, state, local or foreign) or tribunal, domestic or foreign, which, in the sole judgment of the Company, could or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit the consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially affect the business, condition (financial or other) income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries, or (iv) materially impair the contemplated benefits of the Offer to the Company; or

          (c) there shall have occurred any of the following events: (i) the commencement of any state of war, international crisis or national emergency; (ii) the declaration of any banking moratorium or suspension of payments by banks in the United States or any limitation on the extension of credit by lending institutions in the United States; (iii) any general suspension of trading or limitation of prices for securities on any securities exchange or in the over-the-counter market in the United States;
     (iv) any significant adverse change in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect upon the trading of the Shares; or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of the Company, a material acceleration or worsening effect thereof; or

          (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), shall have acquired or proposed to acquire beneficial ownership of more than five percent of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares (other than any such person, entity or group who have filed a Schedule 13D or Schedule 13G with the Commission on or before March 31, 1997); or

          (e) there shall have occurred any event which, in the sole judgement of the Company, has resulted in an actual or threatened material adverse change in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or which may adversely affect the value of the Shares; and, in the sole judgment of the Company, such event makes it inadvisable to proceed with the Offer or with acceptance for payment of or payment for any Shares; or

          (f) the purchase of Shares pursuant to the offer would result in there being less than 300 shareholders of record of the Shares or would result in the Shares being delisted from the Nasdaq/NMS.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

7. Extension of the Offer; Termination; Amendment.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or been determined by the Company to have occurred, (a) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date, and (b) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the range of prices it may pay for Shares or the number of Shares being sought in the Offer) by giving oral or written notice of such amendment to the Depositary and, as promptly as practicable thereafter, making a public announcement thereof. If (i) the Company increases or decreases the price to be paid for Shares, the number of Shares being sought in the Offer or incurs dealer manager soliciting fees and, in the event of an increase in the number of Shares being sought, such increase exceeds two percent of the outstanding Shares and
(ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 7, the Offer will, at least, be extended until the expiration of such period of ten business days. The Company also expressly reserves the right, in its sole and absolute discretion, to terminate the Offer and not to accept for payment or pay for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination to the Depositary and, as promptly as practicable thereafter, making a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. The rights reserved by the Company in this paragraph are in addition to the Company's rights under Section 6. Payment for Shares accepted for payment pursuant to the Offer may be delayed in the event of proration due to the difficulty of determining the number of validly tendered Shares. See Sections 1 and 5.

8. Price Range of Shares; Dividends.

     The Shares are traded over-the-counter and quoted on the Nasdaq/NMS. The following table sets forth, for the periods indicated, the high and low sales prices per Share as published by the Nasdaq statistical report and the cash dividends paid per Share in each such fiscal quarter.

                                                                      DIVIDENDS
                                                                         PAID
FISCAL YEAR                                      HIGH        LOW      PER SHARE
-----------                                    ---------  ---------  -----------

1995:
4th Quarter.................................  $   10.94  $    8.33          --

1996:
1st Quarter.................................      10.83      10.20       .0160
2nd Quarter.................................      10.94      10.42       .0500
3rd Quarter.................................      12.70      10.52       .0670
4th Quarter.................................      13.86      12.08       .0800

1997:
1st Quarter.................................      16.88      12.88       .0825
2nd Quarter (through June 26, 1997).........      16.75      14.25       .0875

    On June 26, 1997, the last full trading day prior to the day of the announcement of the Offer, the closing per Share sales price as reported on the Nasdaq/NMS was $16 5/8. Shareholders are urged to obtain current market quotations for the Shares.

9. Source and Amount of Funds.

     Assuming that the Company purchases 750,000 Shares pursuant to the Offer at a price of $18.00 per Share, the cost to the Company (including all fees and expenses relating to the Offer), is estimated to be approximately $13.55 million. The Company plans to obtain the funds needed for the Offer from cash on hand and the sale of investment and mortgage-backed securities.

10. Certain Information Concerning the Company.

General

     The Company is a Delaware corporation and bank holding company which was organized in August 1995 to acquire all of the capital stock of the Bank issued in connection with the Bank's conversion from mutual to stock form of ownership in December 1995. The Company is headquartered in Pottstown, Pennsylvania and is the holding company for the Bank and Patriot Investment Company ("PIC"). The Company reported net income of $810,000 or $.20 per share for the three-month period ended March 31, 1997 and net income of $2.8 million or $.66 per share for the year ended December 31, 1996 (excluding a special after-tax charge of $836,000 representing the special deposit insurance assessment levied by the FDIC on all SAIF member institutions). At March 31, 1997, the Company had total assets of $594.1 million and total stockholders' equity of $48.1 million.

     The Bank is a Pennsylvania state chartered commercial bank which conducts business from its executive offices in Pottstown, Pennsylvania and its 12 community banking offices located in Montgomery, Berks, Lehigh, Northampton and Chester Counties, Pennsylvania. The Bank is a community-oriented financial services provider whose business primarily consists of attracting retail deposits from the general public and small businesses and originating mortgage, consumer and commercial loans in the Bank's market area. The Bank also invests in investment and mortgage-backed securities and uses advances from the Federal Home Loan Bank of Pittsburgh and repurchase agreements as sources of funds. At March 31, 1997, the Bank had total assets of $571.3 million and total stockholder's equity of $32.1 million.

     Prior to May 23, 1997, the Bank was a federally-chartered savings bank. The Bank converted to a Pennsylvania-chartered commercial bank in order to provide expanded commercial products and services.

     PIC is a Delaware investment corporation whose primary business consists of maintaining an investment portfolio. At March 31, 1997, PIC had total assets of $26.0 million and total stockholder's equity of $14.2 million.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial data should be read in conjunction with the historical Consolidated Financial Statements of the Company included in the Company's 1996 Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. Interim unaudited data for the three months ended March 31, 1997 and 1996 reflect, in the opinion of management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole. The selected information below is qualified in its entirety by reference to such Reports (which may be inspected or obtained at the offices of the Commission in the manner set forth below) and the financial information and related notes contained therein.

                                                        AT
                                                     MARCH 31,                      AT DECEMBER 31,
                                                    -----------  -----------------------------------------------------
                                                       1997        1996       1995       1994       1993       1992
                                                    -----------  ---------  ---------  ---------  ---------  ---------
Selected Financial Condition Data:
(in thousands)
Total Assets......................................   $ 594,055   $ 529,165  $ 268,869  $ 221,035  $ 221,895  $ 244,171
Investments and mortgage-backed securities
  available for sale(1)...........................     211,675     159,148     47,646     33,025         --         --
Investments and mortgage-backed securities held to
  maturity(1).....................................      71,009      72,710      3,917      8,669     34,436     38,148
Loans receivable..................................     294,799     280,184    194,250    168,974    161,529    195,837
Allowance for possible loan losses................      (1,927)     (1,830)    (1,702)    (1,720)    (1,665)    (1,450)
Deposits..........................................     266,280     239,514    201,618    189,938    198,876    207,944
Borrowings........................................     275,244     231,595     10,000     10,000      2,000     16,100
Stockholders' equity..............................      48,094      53,117     54,110     17,868     17,517     15,200

                                                         THREE
                                                     MONTHS, ENDED
                                                       MARCH 31,                       YEAR ENDED DECEMBER 31,
                                                  --------------------  -----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Selected Operating Data:
(in thousands except per share data)
Interest income.................................  $  10,320  $   5,206  $  29,594  $  17,168  $  15,498  $  17,361  $  20,298
Interest expense................................      6,796      2,587     17,502      9,549      8,125      9,628     12,141
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income before provision for
  possible loan losses..........................      3,524      2,619     12,092      7,619      7,373      7,733      8,157
Provision for possible loan losses..............        105         35        305         60         56          1      1,115
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after provision for possible
  loan losses...................................      3,419      2,584     11,787      7,559      7,317      7,732      7,042
Non-interest income.............................        225        121        637        518        674      1,496        641
Non-interest expense............................      2,373      1,743      9,198      6,151      6,090      5,541      5,132
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and cumulative effect
  of change in method of accounting for income
  taxes.........................................      1,271        962      3,226      1,926      1,901      3,777      2,551
Income taxes....................................        461        379      1,251        734        717      1,460        593
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before cumulative effect of change in
  method of accounting for income taxes.........        810        583      1,975      1,192      1,184      2,317      1,958
Cumulative effect of change in method of
  accounting for income taxes...................         --         --         --         --         --         --        586
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income......................................  $     810  $     583  $   1,975  $   1,192  $   1,184  $   2,317  $   2,544
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share(2)...........................  $    0.20  $    0.14  $    0.46        N/A        N/A        N/A        N/A
Net income before special charge(3).............        N/A        N/A  $   2,811        N/A        N/A        N/A        N/A
Earnings per share before special
  charge(2)(3)..................................        N/A        N/A  $    0.66        N/A        N/A        N/A        N/A

                                                         THREE
                                                     MONTHS, ENDED
                                                        MARCH 31                       YEAR ENDED DECEMBER 31,
                                                  --------------------  -----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Performance Ratios(4):
Return on average assets........................       0.59%      0.77%      0.48%      0.50%      0.54%      0.99%      0.81%
Return on average assets before special
  charge(3).....................................         --         --       0.68         --         --         --         --
Return on average equity........................       6.60       4.30       3.71       5.40       6.59      13.61      13.90
Return on average equity before special
  charge(3).....................................         --         --       5.28         --         --         --         --
Average interest rate spread(5).................       2.39       3.54       2.95       3.29       3.33       3.31       3.38
Net interest margin(6)..........................       2.43       3.58       3.01       3.39       3.45       3.43       3.50
Average interest-earning assets to average
  interest-bearing liabilities..................     107.53     122.96     113.69     109.20     107.16     106.90     105.84
Total non-interest expense to average
  assets(7).....................................       1.65       2.49       1.93       2.65       2.75       2.34       2.13
Dividend payout ratio(8)........................      41.04      11.86      45.91         --         --         --         --

                                                      AT MARCH 31,                         AT DECEMBER 31,
                                                  --------------------  -----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Regulatory Capital Ratios(9):
Tangible capital to tangible assets.............       8.06%     17.21%      9.97%     20.14%      8.46%      7.89%      6.23%
Leverage ratio..................................       8.06      17.21       9.97      20.14       8.46       7.89       6.23
Leverage capital to risk-adjusted
  assets........................................      16.47      33.33      20.28      34.27      13.98      13.61      10.61
Risk based capital to risk-adjusted assets......      17.13      34.40      20.98      35.35      15.33      14.90      11.62

                                                      AT MARCH 31,                         AT DECEMBER 31,
                                                  --------------------  -----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Asset Quality Ratios(8):
Non-performing assets as a percent of total
  assets........................................       0.13%      0.23%      0.12%      0.29%      0.45%      0.64%      0.86%
Non-performing loans as a percent of loans
  receivable....................................       0.25       0.26       0.20       0.30       0.43       0.53       0.72
Allowance for possible loan losses as a percent
  of loans receivable...........................       0.65       0.88       0.65       0.88       1.01       1.02       0.73
Allowance for possible loan losses as a percent
  of non-performing loans.......................     266.73     331.82     321.94     292.94     235.94     190.94     102.04

------------------

(1) Patriot has classified its investment and mortgage-backed securities as "held to maturity" or "available for sale" since fiscal 1994 when it adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(2) Patriot completed its initial public offering on December 1, 1995. Therefore, earnings per share and dividend payout ratio are not applicable for years prior to 1996.

(3) Special charge representing the special deposit insurance assessment levied against all SAIF member financial institutions by the FDIC to recapitalize its SAIF fund.

(4) All ratios are based on average monthly balances during the indicated periods. Return on average assets and return on average equity are calculated before the cumulative effect of change in method of accounting for income taxes.

(5) The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities and equity.

(6) The net interest margin represents net interest income as a percent of average interest-earning assets.

(7) Calculated prior to special charge.

(8) Non-performing assets consist of non-performing loans and real estate owned
    (REO). Non-performing loans consist of non-accrual and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure.

(9) On June 5, 1997, Patriot Capital Trust I issued $19.0 million of 10.30% Capital Securities and used the proceeds to purchase from the Company $19.0 million of 10.30% Junior Deferrable Interest Debentures. A portion of the Capital Securities qualify as Tier I capital of the Company. Such amounts are not reflected herein.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information of the Company for the fiscal year ended December 31, 1996 and the three months ended March 31, 1997 shows the effects of the purchase of 750,000 Shares pursuant to the Offer. The income statement data give effect to the purchase of Shares pursuant to See Notes to Unaudited Pro Forma Financial Information on page 17 the Offer as if it had occurred at the beginning of each period presented. The balance sheet data give effect to the purchase of Shares pursuant to the Offer as if it had occurred as of the date of the respective balance sheets. The pro forma financial information should be read in conjunction with the audited financial statements and related notes contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. The pro forma financial information does not purport to be indicative of the results that would actually have been attained had the purchases of the Shares been completed at the dates indicated or that may be attained in the future.

                               PATRIOT BANK CORP.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1997
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                           SHARES PURCHASED AT
                                                                            $16.50      $18.00
                                                                          PER SHARE   PER SHARE
                                                                          ----------  ----------
Interest income.........................................................  $   10,103  $   10,084
Interest expense........................................................       6,796       6,796
                                                                          ----------  ----------
     Net interest income................................................       3,307       3,288
Provision for loan losses...............................................         105         105
                                                                          ----------  ----------
     Net interest income after provision
       for loan losses..................................................       3,202       3,183
Non-interest income.....................................................         225         225
Non-interest expenses...................................................       2,373       2,373
                                                                          ----------  ----------
Income before income taxes..............................................       1,054       1,035
Federal and state income taxes..........................................         383         376
                                                                          ----------  ----------
     Net income.........................................................  $      671  $      659
                                                                          ----------  ----------
                                                                          ----------  ----------
     Net income per share...............................................  $    0.205  $    0.201
                                                                          ----------  ----------
                                                                          ----------  ----------
Weighted average shares outstanding.....................................   3,281,000   3,281,000

       See Notes to Unaudited Pro Forma Financial Information on page 17

                               PATRIOT BANK CORP.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                                SHARES PURCHASED AT
                                                                                $16.50      $18.00
                                                                              PER SHARE   PER SHARE
                                                                              ----------  ----------
Interest income.............................................................  $   28,278  $   28,649
Interest expense............................................................      17,502      17,502
                                                                              ----------  ----------
     Net interest income....................................................      11,226      11,147
Provision for loan losses...................................................         305         305
                                                                              ----------  ----------
     Net interest income after provision for loan losses....................      10,921      10,842
Non-interest income.........................................................         637         637
Non-interest expenses.......................................................       9,198       9,198
                                                                              ----------  ----------
Income before income taxes..................................................       2,360       2,281
Income taxes................................................................         939         911
                                                                              ----------  ----------
     Net income.............................................................  $    1,421  $    1,370
                                                                              ----------  ----------
                                                                              ----------  ----------
     Net income per share...................................................  $    0.405  $    0.391
                                                                              ----------  ----------
                                                                              ----------  ----------
Weighted average shares outstanding.........................................   3,505,000   3,505,000

       See Notes to Unaudited Pro Forma Financial Information on page 17

                               PATRIOT BANK CORP.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           SHARES PURCHASED AT
                                                                                            $16.50      $18.00
                                                                                          PER SHARE   PER SHARE
                                                                                          ----------  ----------
ASSETS
  Cash and cash equivalents.............................................................  $    2,799  $    2,799
  Investment and mortgage-backed securities.............................................     270,310     269,185
  Loans receivable......................................................................     294,799     294,799
  Allowance for possible loan losses....................................................      (1,927)     (1,927)
  Other assets..........................................................................      15,669      15,669
                                                                                          ----------  ----------
     Total assets.......................................................................  $  581,680  $  581,680
                                                                                          ----------  ----------
                                                                                          ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits..............................................................................  $  266,280  $  266,280
  Borrowings............................................................................     275,244     275,244
  Other liabilities.....................................................................       4,437       4,437
                                                                                          ----------  ----------
     Total liabilities..................................................................     545,961     545,961
                                                                                          ----------  ----------
Stockholders' equity
  Preferred stock, $.01 par value, 2,000,000 shares authorized at
     December 31, 1995, none issued.....................................................          --          --
  Common stock, $.01 par value, 10,000,000 shares authorized 4,683,594 issued...........          47          47
  Additional paid in capital............................................................      49,014      49,014
  Common stock acquired by ESOP, 308,513 shares at cost.................................      (2,571)     (2,571)
  Common stock acquired by MRP, 160,644 shares at $10.78................................      (1,451)     (1,451)
  Retained earnings.....................................................................      10,803      10,803
  Treasury stock acquired, 1,328,092 shares at cost.....................................     (19,897)    (21,022)
  Net unrealized gain (loss) on investment and mortgage-backed securities available for
     sale, net of taxes.................................................................        (226)       (226)
     Total stockholders' equity.........................................................      35,719      34,594
                                                                                          ----------  ----------
     Total liabilities and stockholders' equity.........................................  $  581,680  $  580,555
                                                                                          ----------  ----------
                                                                                          ----------  ----------

       See Notes to Unaudited Pro Forma Financial Information on page 17

                               PATRIOT BANK CORP.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                                           SHARES PURCHASED AT
                                                                                            $16.50      $18.00
                                                                                          PER SHARE   PER SHARE
                                                                                          ----------  ----------
ASSETS
  Cash and cash equivalents.............................................................  $    6,853  $    6,853
  Investment and mortgage-backed securities.............................................     219,983     218,358
  Loans receivable......................................................................     280,184     280,184
  Allowance for possible loan losses....................................................      (1,830)     (1,830)
  Other assets..........................................................................      12,100      12,100
                                                                                          ----------  ----------
     Total assets.......................................................................  $  516,790  $  515,665
                                                                                          ----------  ----------
                                                                                          ----------  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits..............................................................................  $  239,514  $  239,514
  Borrowings............................................................................     231,595     231,595
  Other liabilities.....................................................................       4,939       4,939
                                                                                          ----------  ----------
     Total liabilities..................................................................     476,048     476,048
                                                                                          ----------  ----------
Stockholders' equity
  Preferred stock, $.01 par value, 2,000,000 shares authorized at
     December 31, 1995, none issued.....................................................          --          --
  Common stock, $.01 par value, 10,000,000 shares authorized 4,683,594 issued...........          47          47
  Additional paid in capital............................................................      49,014      49,014
  Common stock acquired by ESOP, 308,513 shares at cost.................................      (2,571)     (2,571)
  Common stock acquired by MRP, 160,644 shares at $10.78................................      (1,538)     (1,538)
  Retained earnings.....................................................................      10,357      10,357
  Treasury stock acquired, 976,147 shares at cost.......................................     (14,892)    (16,017)
  Net unrealized gain (loss) on investment and mortgage-backed securities available for
     sale, net of taxes.................................................................         325         325
     Total stockholders' equity.........................................................      40,742      39,617
                                                                                          ----------  ----------
     Total liabilities and stockholders' equity.........................................  $  516,790  $  515,665
                                                                                          ----------  ----------
                                                                                          ----------  ----------

       See Notes to Unaudited Pro Forma Financial Information on page 17

                               PATRIOT BANK CORP.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) The pro forma financial information reflects the repurchase of 750,000 shares of stock at $16.50 and $18.00 per share, respectively.

(2) The balance sheet data give effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The funds used to purchase shares were considered to have been obtained from the sale of investment and mortgage-backed securities primarily invested at 7.00%. The pro forma data assume an income tax rate of 36%. The income statement data reflect the decrease in interest income on investment and mortgage-backed securities as if such investment and mortgage-backed securities were sold at the beginning of each period presented.

(4) No effect has been given to costs incurred in connection with the Offer. Such costs are not expected to be material and will be capitalized as part of the costs of the shares purchased.

(5) On June 5, 1997, Patriot Capital Trust I issued $19.0 million of 10.30% Capital Securities and used the proceeds to purchase from the Company $19.0 million of 10.30% Junior Deferrable Interest Debentures. A portion of the Capital Securities qualify as Tier I capital of the Company. After giving pro forma effect to the issuance of the Capital Securities and the repurchase of 750,000 Shares at $18.00 per share, the Company's leverage ratio would be 7.52%.

11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

     As of June 26, 1997, the Company's directors and executive officers as a group beneficially owned (including pursuant to vested stock awards and presently exercisable stock options) an aggregate of 500,738 Shares (approximately 12.2% of the outstanding Shares including Shares issuable upon the exercise of options). Such ownership includes 82,612 Shares granted pursuant to vested stock awards and 152,006 Shares subject to exercisable stock options which are held by directors and executive officers.

     Except as set forth in Schedule I, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

     Except for outstanding stock awards and options to purchase Shares granted from time to time to certain employees (including executive officers) and directors of the Company pursuant to the Company's stock compensation plans and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

     Certain officers and directors may tender Shares into the Offer. Such Shares will be purchased pursuant to the terms and subject to the conditions of the Offer and will be treated in the same manner as Shares tendered by other shareholders. The number of Shares, if any, that will be tendered by executive officers and directors and the prices at which such Shares will be tendered is uncertain. To the extent executive officers and directors do not tender Shares, the percentage of Shares outstanding held by executive officers and directors will increase as a result of the purchase of Shares pursuant to the Offer.

12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the Nasdaq/NMS, the Company does not believe that its purchase of Shares pursuant to the offer will cause the Company's remaining Shares to be delisted from the Nasdaq/NMS.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Bank Holding Company Act and the Change in Bank Control Act each set forth thresholds with respect to the ownership of voting shares of a bank holding company of 5% to 10%, respectively, over which the owner of such voting shares may be determined to control such bank holding company. If, as a result of the Offer, the ownership interest of any shareholder in the Company is increased over these thresholds, such shareholder may be required to reduce its ownership interest in the Company or file a notice with regulators. Each shareholder whose ownership interest may be so increased is urged to consult the shareholder's own legal counsel with respect to the consequences to the shareholder of the Offer.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. Certain Federal Income Tax Consequences.

     General. The federal income tax discussion set forth below summarizes the principal federal income tax consequences to domestic shareholders of sales of stock pursuant to the Offer and is included for general information only. The discussion does not address all aspects of federal income taxation that may be relevant to a particular shareholder nor any relevant foreign, state, local or other tax laws. Certain shareholders (including, but not limited to, insurance companies, tax-exempt entities, foreign persons, financial institutions, broker dealers, employee benefit plans, personal holding companies and persons who acquired their Shares upon the exercise of employee stock options or as compensation) may be subject to special rules not discussed below. The discussion is based on laws, regulations, rulings and court decisions currently in effect as of the date of this Offer to Purchase, all of which are subject to change. The Company intends that, under the terms of the Offer, sales of Shares will be completed in 1997 and shareholders will receive payment for purchased Shares this year. In that event, shareholders will report the sale of Shares pursuant to the Offer this year for tax purposes. In the event that sales are not completed this year and/or shareholders receive payments for Shares next year, shareholders may be required to report the sale of Shares pursuant to the Offer next year for tax purposes. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the Internal Revenue Service (the "Service") with respect to the tax matters discussed herein. Prior to tendering any Shares pursuant to the Offer, each shareholder is strongly advised to consult with his own tax advisor as to the particular tax consequences of the offer to such shareholder, including the application of foreign, state, local, or other tax laws.

     In general, a sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes. Such sale will constitute a "redemption" within the meaning of Section 317 of the Internal Revenue Code of 1986, as amended (the "Code"). Each tendering shareholder will recognize either gain or loss from a sale of Shares or dividend income, depending upon the application of Section 302 of the Code to the shareholder's particular facts and circumstances. If the redemption qualifies as a sale of Shares under Section 302, the cash received pursuant to the offer will be treated as a distribution from the Company in part or full payment in exchange for the Shares surrendered ("Sale Treatment"). Sale Treatment will result in the shareholder's recognizing gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the shareholder's tax basis in the Shares surrendered. If the redemption does not qualify as a sale of Shares under Section 302, the shareholder will not be treated as having sold Shares but will be treated as having received a dividend, to the extent of the shareholder's proportionate share of the Company's earnings and profits, taxable as ordinary income in an amount equal to the cash received pursuant to the Offer ("Dividend Treatment").

     Sale Treatment. Under Section 302 of the Code, a sale of Shares pursuant to the Offer will be treated as a sale of such Shares for federal income tax purposes if such sale of Shares (i) results in a "complete redemption" of all of the shareholder's stock in the Company, (ii) is a "substantially disproportionate redemption" with respect to the shareholder, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these three tests under Section 302 is satisfied, shareholders must take into account not only Shares that they actually own, but also any Shares that they are treated as owning pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to these constructive ownership rules, shareholders will be treated as owning a certain amount of (i) Shares held by certain family members, including the shareholder's spouse, children, grandchildren, and parents, (ii) Shares owned by certain trusts of which the shareholder is a beneficiary, (iii) Shares owned by an estate of which the shareholder is a beneficiary, (iv) Shares owned by any partnership or "S corporation" in which the shareholder is a partner or shareholder, (v) Shares owned by any non-S corporation of which the shareholder owns at least 50% in value of the stock and
(vi) Shares that the shareholder can acquire by exercise of an option or similar right. A shareholder that is a partnership or S corporation, estate, trust, or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation shareholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% shareholders of a non-S corporation. Stock constructively owned by a person generally is treated as being owned by that person for the purpose of attributing ownership to another person.

     A tendering shareholder's sale of Shares pursuant to the Offer will generally result in a "complete redemption" of all the shareholder's stock in the Company if, pursuant to the Offer, the Company purchases all of the Shares actually owned by the shareholder and subsequently the shareholder does not constructively own any Shares. If the shareholder's sale of Shares pursuant to the Offer would satisfy the complete redemption requirement but for the shareholder's constructive ownership of Shares held by certain family members, such shareholder may, under certain circumstances, be entitled to waive such constructive ownership, provided the shareholder complies with the provisions of
Section 302(c) of the Code. If the shareholder actually owns no Shares after selling their Shares pursuant to the Offer, constructively owns only Shares owned by certain family members, and the shareholder qualifies to and does waive constructive ownership of Shares owned by certain family members, that redemption of Shares should qualify as a "complete redemption."

     A tendering shareholder's sale of Shares pursuant to the Offer will be a "substantially disproportionate redemption" with respect to the shareholder if the percentage of Shares actually and constructively owned by the shareholder compared to all the outstanding Shares of the Company immediately following the sale of Shares pursuant to the Offer (treating as not outstanding all Shares sold by all the shareholders pursuant to the Offer) is less than 80% of the percentage of Shares actually and constructively owned by the shareholder compared to all the outstanding Shares of the Company immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares sold by the shareholders pursuant to the Offer). This test will be applied to each shareholder individually, regardless of the effect of the redemption on the other shareholders.

     A tendering shareholder's sale of Shares pursuant to the Offer will "not be essentially equivalent to a dividend" if, as a result of the sale of Shares pursuant to the Offer, the shareholder experiences a "meaningful reduction" in his proportionate interest in the Company, including the shareholder's voting rights, participation in earnings, and liquidation rights and taking into account the constructive ownership rules. The Service has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder who does not exercise any control over company affairs may constitute a "meaningful reduction" in the shareholder's interest in the company. The fact that the redemption fails to qualify as a sale pursuant to the other two tests is not taken into account in determining whether the redemption is "not essentially equivalent to a dividend."

     Shareholders should be aware that their ability to satisfy any of the foregoing tests may be affected by proration pursuant to the Offer. Therefore, a shareholder can be given no assurance, even if he tenders all of his Shares, that the Company will purchase a sufficient number of such Shares to permit him to satisfy any of the foregoing tests. Shareholders also should be aware that it is possible that, depending on the facts and circumstances, an acquisition or disposition of Shares in the market or to other parties as part of an integrated plan may be taken into account in determining whether any of the foregoing tests is satisfied. Shareholders are strongly advised to consult with their own tax advisors with regard to whether acquisitions from, or sales to, third parties, including market sales, may be so integrated. Subsequent open market purchases by the Company also may be taken into account in determining whether any of the foregoing tests is satisfied.

     If any of the above three tests is satisfied, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder's tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares sold (i.e., Shares acquired at the same time in a single transaction), and will be capital gain or loss, assuming the Shares were held by the shareholder as a capital asset. Capital gain or loss will be long-term capital gain or loss if, at the time the Company accepts the Shares for payment, the Shares were held by the shareholder for more than one year.

     Dividend Treatment. If none of the three foregoing tests are satisfied, the tendering shareholder generally will be treated as having received a dividend taxable as ordinary income in an amount equal to the total cash received by the shareholder pursuant to the Offer, provided the Company has sufficient accumulated or current earnings and profits. To the extent that the purchase of Shares from any shareholder pursuant to the Offer is treated as a dividend, such shareholder's tax basis in any Shares which the shareholder actually or constructively retains after consummation of the Offer will be increased by the shareholder's tax basis in the Shares surrendered pursuant to the Offer.

     Treatment of Dividend Income for Corporate Shareholders. In the case of a corporate shareholder, if the cash received for Shares pursuant to the Offer is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations and may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt-financed portfolio stock." The Company believes that the Offer will not result in a pro rata distribution to all shareholders. Consequently, dividends received by corporate shareholders pursuant to the Offer will probably be treated as "extraordinary dividends" as defined by Section 1059 of the Code. Corporate shareholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code.

     Pending Tax Legislation. Shareholders should be aware that pending tax legislation, if enacted in proposed or revised form, may affect the foregoing discussion. In particular, corporate shareholders should note that such legislation could materially affect the treatment of the dividends-received deduction and the extraordinary dividend rules of the Code.

     SEE SECTION 3 WITH RESPECT TO THE APPLICATION OF BACKUP FEDERAL INCOME TAX WITHHOLDING.

14. Fees and Expenses.

     The Company has retained Kissel-Blake Inc. to act as Information Agent and Registrar and Transfer Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses, including attorneys' fees, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the federal securities laws.

     No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer to Purchase and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

15. Additional Information.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). The Company's common stock is traded on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

16. Miscellaneous.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

     Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13e-4 which contains additional information with respect to the Offer. Such Schedule 13e-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 15 with respect to information concerning the Company.

                                          PATRIOT BANK CORP.

June 27, 1997

                                                                      SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     During the 40 business days prior to June 27, 1997, the following executive officers and directors effected transactions in the Shares as follows:

                   PERSON WHO
                    EFFECTED         NUMBER OF
        DATE       TRANSACTION        SHARES            NATURE OF TRANSACTION
        ----      -------------     -----------        -----------------------
                                       None.

     Manually signed photocopies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                          REGISTRAR & TRANSFER COMPANY

  By Mail or Overnight Delivery:                          By Hand:
        10 Commerce Drive                      c/o Depository Trust Company
    Cranford, New Jersey 07016                      Transfer Agent Drop
                                                 55 Water Street, 1st Floor
                                                New York, New York 10041-0099
(Attn: Reorganization Department)             (Attn: Reorganization Department)

                           By Facsimile Transmission:
                          (Eligible Institutions Only)
                                 (908) 497-2312

                             Confirm by Telephone:
                                 (800) 368-5948

     Any questions or requests for assistance or additional copies of this offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                               KISSEL-BLAKE INC.

                                110 Wall Street
                            New York, New York 10005

                                 Call Toll Free
                                 (800) 554-7733

                    Banks and Brokerage Firms, please call:
                                 (212) 344-6733